INVEST IN **DRONESHARE**

Believed to be the world's first drone share service app



Highlights

1. Droneshare: believed to be the World's First Drone Share Service and the Uber of Drones
2. Drone Industry Insights projects the global market for drone tech will reach $43.1 billion by 2024
3. Droneshare takes interactive entertainment to a new level. This has never been done before!

Our Founder



Valerii Spiridonov

Getting things done in the fields of Software development and Cloud infrastructure. Healthcare, Gaming and Robotics project foundations and team-leading. Studied at Florida Atlantic University, Bachelor of Computer Science. Florida resident.

Droneshare: believed to be the World's First Drone Share Service and the Uber of Drones

Droneshare has created a patented service that allows you to look through any drone's camera remotely. What is Droneshare? It's an innovative app which allows you to view other places by connecting to drones from the comfort of your home. It's like a virtual rideshare app for drones. People can register to be able to rent out their personal drones and like an uber driver, you make money from renting out your drone.

home. It's like a virtual rideshare app for drones. People can register to be able to rent out their personal drones and like an uber driver, you make money from renting out your drone.

The Droneshare app allows you to to look at places around the world through the lenses of drones. You can even tell the owner of the drone to go some where specific or to change course. You can connect to Droneshare through a VR headset or through the app on your smartphone device. You'll be able to travel around the globe instantly, without ever having to leave the comfort of your home. This gives everyone the chance to easily go somewhere that might otherwise be relatively inaccessible.


DRONE
SHARE

Our business model allows drone owners to "rent out" their drones for these services. We get a commission every time someone uses drone share. Any drone can be used for this service. It's a win-win, because many drones are expensive and cost more than 1000 dollars. This way, drone owners can recoup the cost of

their expense and make money from their drone. At the same time, people don't have to invest a large amount of money, just to use a drone for a day. Now, they can just use Droneshare!

Perhaps the most ambitious part of our business is the ability for users to remotely control drones from our app. You can do this with a VR headset or through your smartphone.

Why We are Raising Funds

Our team has already created the software and application for these services. Our minimum funding goal will allow us to do the following:

1. Launch the Droneshare app nationally in the United States and then subsequently in other countries.

2. Develop and improve a network of drone shares which will allow users to rent a drone anywhere.

3. Improve our VR control service and expand this service.

Market Size and Business Prospects

According to research compiled by Comptia, a leading tech association, "Demand is strong. Drone Industry Insights projects the global market for drone technologies will reach $43.1 billion by 2024, up from $14.1 billion in 2018. That equates to a compound annual growth rate of 20.5%, easily outpacing CompTIA projections for the overall information technology industry (3-6% increases).

IDC predicts that the U.S. market for robotic/drone hardware will reach $9.2 billion in 2019, yielding a year over year growth rate of 15.6%, with robotics OT (operational technology) services reaching $3.4 billion in 2019, a year over year increase of 13%. For robotics/drone hardware, the U.S. represents about 14% of the global market."(https://www.comptia.org/content/research/the-drone-market-insights-from-customers-and-providers)."



This data means that the services sector for drones has already reached 3.9 billion per year (source: https://www.statista.com/statistics/878018/global-commercial-drone-market-size). Our company's drone share service and VR drone viewing service are poised to significantly expand the market for drone services.

Our Company Schedule


OUR COMPANY SCHEDULE
2021
Formally launch Droneshare App in New York City, Los Angeles, San Francisco, Chicago and other large cities in the U.S.
2022
Roll out the Droneshare App nationwide in the U.S. We will subsequently launch the app in Japan, the EU and other important markets. We would also like to launch an insurance plan for drone renters as an additional source of revenue for our company.
VR
Launch our VR and smartphone remote control/viewing service worldwide using our proprietary drones. Develop and roll out this service for existing drones as well.
2023
Expand all Droneshare services to as many global markets as possible, while adapting our business and service strategies to meet the needs of individual markets.

This slide contains forward-looking projections that cannot be guaranteed.

Droneshare Niche and Business Opportunity